Exhibit 99.1

DENISON MINES CORP.
NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102 – Continuous Disclosure Obligations)

TO:
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of Superintendent of Securities, Government of Prince Edward Island
Office of Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

AND TO:
PricewaterhouseCoopers LLP (“PwC”)

KPMG LLP (“KPMG”)

RE:
Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Notice is hereby given of a change of the auditor of Denison Mines Corp. (the “Company”) pursuant to section 4.11 of NI 51-102.

1.
Effective October 1, 2020 (the “Effective Date”), PwC, at the request of the Company, has resigned as auditors of the Company and KPMG has been appointed as auditors of the Company to fill the vacancy.

2.
The resignation of PwC and appointment of KPMG were considered and approved by the Company's Board of Directors. The Company will ask that the shareholders of the Company ratify the appointment of KPMG at the next annual meeting of the shareholders of the Company.

3.
There have been no modified opinions in PwC’s reports for the Company’s two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Effective Date.

4.
There were no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

DATED the 1st day of October, 2020.

DENISON MINES CORP.

by
“Gabriel McDonald”
    Gabriel McDonald Executive VP & CFO